

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 2, 2010

<u>Via U.S. Mail</u>

Mr. Ewen R. Cameron
Chief Executive Officer
Teltronics, Inc.
2511 Corporate Way
Palmetto, Florida 34221

      RE: **Teltronics, Inc.**
              Form 10-K for the Year ended December 31, 2009
              Filed March 24, 2010

              Form 10-Q for the period ended March 31, 2010
              Filed May 17, 2010

              File No. 000-17893

              Supplemental Response filed July 22, 2010

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition, page 11

1.   We note your response with respect to the deferred payment of dividends on your Series C Preferred Stock, particularly the contents of the second and third full paragraphs on page two. However, we can not agree with your assertion that disclosure is not warranted at this time. Please provide us with a revision to your proposed disclosure, outlining the substantive aspects of such paragraphs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Zitko, at (202) 551-3399 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director